October 13, 2010

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC  20549
Attn:  Jay Williamson

Via Facsimile and EDGAR

RE:         Healthy Fast Food, Inc.
Registration Statement Form S-1, File Number 333-164096

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above referenced registration statement to Wednesday, October 13th, 2010 4:15 p.m. Eastern Time or as soon thereafter as is practicable.

Sincerely,

Paulson Investment Company, Inc.

/s/ Trent D. Davis
Trent D. Davis
Chief Executive Officer

811 S.W. Naito Parkway  •  Suite 200  •  Portland, Oregon 97204  •  (503) 243-6000
Member NASD & SIPC